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VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Impax Laboratories, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 3, 2011

File No. 1-34263

Dear Mr. Rosenberg:

On behalf of Impax Laboratories, Inc. (the “Company”), we are hereby responding to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 3, 2012 with respect to the Staff’s original comment letter dated December 12, 2011 relating to the above-referenced filings. For ease of review, we have set forth each of the numbered comments of your letter and the Company’s responses thereto.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

Overview, page 1

1. We acknowledge your response to prior comment one. Please provide us proposed disclosure to be included in future periodic reports similar to your response regarding the following:

February 15, 2012

Global segment:

•	you do not track R&D expense by individual product;

•	you do not believe that any individual generic pipeline product is significant to your results of operations and financial position; and

•

you do not concentrate your generic products in a particular therapeutic area and instead focuses your R&D efforts based on drug-delivery technology and on products you believe may have limited competition,

Impax Division:

•	you do not track R&D expense by individual product; and

•	other than IPX066, you do not consider other pipeline products to be significant.

Response. The Company respectfully acknowledges the Staff’s comment and will include in its Annual Report on Form 10-K for the year ended December 31, 2011 and future Annual Reports on Form 10-K disclosure relating to research and development expense consistent with the following sample (marked to show changes against the Company’s Annual Report on Form 10-K for the year ended December 31, 2010):

Research and Development

We conduct most of our research and development activities at our facilities in Hayward, California, with a staff of ~~179~~183 employees as of December 31, ~~2010~~2011. In addition, we have outsourced a number of research and development projects to offshore laboratories.

We spent approximately $ 82.7 million, $86.2 million~~,~~ and $63.3 million ~~and $59.2 million~~ on research and development activities during the years ended December 31, 2011, 2010~~,~~ and 2009 ~~and 2008, respectively.~~, as more fully set out in the tables below:

	September 30,	September 30,	September 30,
	Global	Impax	Total
	Division	Division	Impax
	($ in millions)
Year Ended December 31, 2011

Clinical study expenses	$15.3	$12.1	$27.4
Personnel expenses	16.5	13.8	30.3
Experimental materials	5.0	1.5	6.5
Outside services	1.6	3.8	5.4
Facility expenses	3.9	1.1	5.0
Legal expenses	1.4	0.1	1.5
Other	2.5	4.1	6.6
Total	$46.2	$36.5	$82.7

February 15, 2012

	September 30,	September 30,	September 30,
	Global	Impax	Total
	Division	Division	Impax
	($ in millions)
Year Ended December 31, 2010

Clinical study expenses	$13.3	$22.3	$35.6
Personnel expenses	17.9	12.0	29.9
Experimental materials	6.2	1.8	8.0
Outside services	0.7	2.1	2.8
Facility expenses	3.1	1.0	4.1
Legal expenses	1.1	0.1	1.2
Other	2.0	2.6	4.6
Total	$44.3	$41.9	$86.2

	September 30,	September 30,	September 30,
	Global	Impax	Total
	Division	Division	Impax
	($ in millions)
Year Ended December 31, 2009

Clinical study expenses	$9.9	$8.6	$18.5
Personnel expenses	16.5	11.0	27.5
Experimental materials	5.1	1.0	6.1
Outside services	1.1	1.4	2.5
Facility expenses	3.1	0.8	3.9
Legal expenses	0.5	0.2	0.7
Other	2.5	1.6	4.1
Total	$38.7	$24.6	$63.3

We do not generally track research and development expense by individual product in either the Global Division or the Impax Division.

In the Global Division, we focus our research and development efforts based on drug-delivery technology and on products that we believe may have limited competition, rather than on any particular therapeutic area. As of February 3, 2012, the Global Division had 45 products with applications pending with the FDA and another 46 products in development. Accordingly, we believe that our generic pipeline products will, in the aggregate, generate a significant amount of revenue for us in the future. However, while a generic product is still in development, we are unable to predict the level of commercial success that the product may ultimately achieve given the uncertainties relating to the successful and timely completion of bioequivalence studies, ANDA filing, receipt of marketing approval and resolution of any related patent litigation, as well as the amount of competition in the market at the time of product launch and thereafter and other factors detailed in “Item 1A Risk Factors.” Additionally, we do not believe that any individual generic pipeline product is significant in terms of accrued or anticipated research and development expense given the large volume of products under development in the Global Division, as detailed above. Further, on a per product basis, development costs for generic products tend to be significantly lower than for branded products, as the process for establishing bioequivalence is significantly less extensive than the standard clinical trial process. The regulatory approval process is significantly less onerous as well.

In the Impax Division, we currently have one branded pharmaceutical product candidate, IPX066, for which we recently submitted a New Drug Application with the FDA, a second branded pharmaceutical candidate, IPX159, for which we recently initiated a Phase IIb clinical trial, and a number of other candidates that are primarily in the early exploratory phase. Of these products, we currently consider IPX066 to be a significant product. While we believe other

February 15, 2012

pipeline products in this division are potentially viable, profitable product candidates for the Company, given the uncertainties relating to the successful completion of clinical trials, the FDA approval process for branded products, reimbursement levels, the amount of competition at the time of product launch and thereafter and other factors detailed in “Item 1A Risk Factors,” such pipeline products are too early in the development process to be considered significant at this point in time.

Notes to Consolidated Financial Statements

13. Alliance and Collaboration Agreements

Strategic Alliance Agreement with Teva, page F-38

2.

We acknowledge your response to our prior comment two. Since you elected early adoption of ASU 2009-13 beginning with the quarter ended September 30, 2010 tell us why you did not disclose the following information for all previously reported interim periods in the fiscal year of adoption: revenue, income before income taxes, net income, earnings per share and the effect of the change for the appropriate captions presented. Refer to ASC 605-25-65-1b. Please provide us with this information to help us understand why this disclosure was not included in your filing.

Response: The Company agrees with the Staff’s comment and proposes to add the following disclosure to its Annual Report on Form 10-K for the year ended December 31, 2011:

The table below presents a comparison of certain consolidated statement of operations financial reporting captions under the pre-amendment and post-amendment accounting principles of ASC 605-25 for each of the three months ended March 31, 2010, June 30, 2010, September 30, 2010, and December 31, 2010 and for the year ended December 31, 2010, as follows:

		September 30,		September 30,		September 30,		September 30,	September 30,
	Three Months Ended								Year Ended
(in $000’s except per share amounts)	March 31, 2010		June 30, 2010		September 30, 2010		December 31, 2010		December 31, 2010
RX Partner revenue:	$		$		$		$		$
Pre-amendment principles
Change
Post-amendment principles
Cost of revenues:
Pre-amendment principles
Change
Post-amendment principles
Income before income taxes:
Pre-amendment principles
Change
Post-amendment principles
Net income:
Pre-amendment principles
Change
Post-amendment principles
Earnings per share–basic:
Pre-amendment principles
Change
Post-amendment principles

February 15, 2012

Form 10-Q for the quarterly period ended September 30, 2011

Notes to Interim Consolidated Financial Statements (unaudited)

11. Alliance and Collaboration Agreements, page 23

3.

We acknowledge your response and proposed disclosure to prior comment three. To further enhance your proposed disclosure, we believe a more detailed breakout of the aggregate contingent consideration by category for pre-commercialization milestones is necessary, i.e. separate clinical and regulatory categories. Please provide us the revised disclosure to be included in future periodic reports.

Response: The Company proposes to further enhance the proposed disclosure in its future Annual Reports on Form 10-K regarding milestones and related contingent consideration by providing a more detailed breakout of aggregate contingent consideration for pre-commercialization milestones into the subcategories of (1) clinical milestones and (2) regulatory milestones, consistent with the sample set forth below (marked to show changes against the Company’s Form 10-K for the year ended December 31, 2010):

Alliance and Collaboration Agreements

We have entered into several alliance and collaboration agreements with respect to certain of our products and services and may enter into similar agreements in the future. These agreements typically obligate us to deliver multiple goods and/or services over extended periods. Such deliverables include manufactured pharmaceutical products, exclusive and semi-exclusive marketing rights, distribution licenses, and research and development services.

Our alliance and collaboration agreements often include milestones and provide for milestone payments upon achievement of these milestones. Generally, the milestone events contained in our alliance and collaboration agreements coincide with the progression of our products and technologies from pre-commercialization to commercialization.

We group pre-commercialization milestones in our alliance and collaboration agreements into clinical and regulatory categories, each of which may include the following types of events:

February 15, 2012

Clinical Milestone Events:

•	Designation of a development candidate. Following the designation of a development candidate, generally, IND-enabling animal studies for a new development candidate take 12 to 18 months to complete.

•	Initiation of a Phase I clinical trial. Generally, Phase I clinical trials take one to two years to complete.

•	Initiation or completion of a Phase II clinical trial. Generally, Phase II clinical trials take one to three years to complete.

•	Initiation or completion of a Phase III clinical trial. Generally, Phase III clinical trials take two to four years to complete.

•	Completion of a bioequivalence study. Generally, bioequivalence studies take three months to one year to complete.

Regulatory Milestone Events:

•

Filing or acceptance of regulatory applications for marketing approval such as a New Drug Application in the United States or Marketing Authorization Application in Europe. Generally, it takes six to twelve months to prepare and submit regulatory filings and approximately two months for a regulatory filing to be accepted for substantive review.

•

Marketing approval in a major market, such as the United States or Europe. Generally it takes one to three years after an application is submitted to obtain approval from the applicable regulatory agency.

•

Marketing approval in a major market, such as the United States or Europe, for a new indication of an already-approved product. Generally it takes one to three years after an application for a new indication is submitted to obtain approval from the applicable regulatory agency.

Commercialization milestones in our alliance and collaboration agreements may include the following types of events:

•	First commercial sale in a particular market, such as in the United States or Europe.

•

Product sales in excess of a pre-specified threshold, such as annual sales exceeding $100 million. The amount of time to achieve this type of milestone depends on several factors including but not limited to the dollar amount of the threshold, the pricing of the product and the pace at which customers begin using the product.

Global Division — Alliance and Collaboration Agreements

Research Partnership Alliance Agreement

February 15, 2012

In November 2008, we entered into a joint development agreement with Medicis Pharmaceutical Corporation for collaboration in the development of five dermatological products, including an advance form SOLODYN® product. Medicis paid us an upfront fee of $40.0 million in December 2008. We have also received an aggregate of ~~$12.0~~$15.0 million in milestone payments ~~composed~~consisting of two $5.0 million milestone payments, paid by Medicis in March 2009 and September 2009~~and~~, a $2.0 million milestone payment received in December 2009 and a $3.0 million milestone payment received in March 2011. We have the potential to receive up to an additional ~~$11.0~~$8.0 million of contingent ~~additional~~regulatory milestone payments under this agreement ~~upon achievement of certain specified clinical and regulatory milestones~~. We believe that all of the milestones under this agreement are substantive and expect to recognize the proceeds from these regulatory milestones as revenue when achieved. We do not expect to receive any of these additional milestone payments during the remainder of the fiscal year ending December 31, 2011. To the extent the products are commercialized, Medicis will pay us royalties based on its sales of the advanced form SOLODYN® product and we will share in the profits on the sales of the four additional products.

* * *

As requested in the Staff’s letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Larry Hsu, Ph.D., Impax Laboratories, Inc.

Arthur A. Koch, Jr., Impax Laboratories, Inc.

Mark Schlossberg, Impax Laboratories, Inc.